SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549




                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         FOR THE MONTH OF DECEMBER 2003


                     SAPIENS INTERNATIONAL CORPORATION N.V.
                 (translation of registrant's name into English)


                              C/O LANDHUIS JOONCHI
                           KAYA RICHARD J. BEAUJON Z/N
                                  P.O. BOX 837
                                   WILLEMSTAD
                          CURACAO, NETHERLANDS ANTILLES
                                (599) (9) 7366277
                    (address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


                           Form 20-F _X_  Form 40-F ___


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

                                Yes ___  No _X_

The following are included in this report on Form 6-K:

                                                                     Sequential
Exhibit         Description                                          Page Number
-------         -----------                                          -----------

     A          Press release, dated December 2, 2003                     3

     B          English translation of portions of the prospectus
                made public in connection with the offering
                referred to Exhibit A that discuss new information
                not previously disclosed in our public filings.           5

     C          Condensed Interim Consolidated Financial

                Statements as of June 30, 2003 (Unaudited)                23

                                    EXHIBIT A

                 SAPIENS ANNOUNCES RECEIPT OF PERMIT FROM ISRAEL
              SECURITIES AUTHORITY TO PUBLISH PROSPECTUS IN ISRAEL

Research Triangle Park, N.C., December 4, 2003 - Sapiens International Corporation (NASDAQ and TASE: SPNS), today announced that it has received a permit from the Israel Securities Authority to publish a prospectus in Israel, under which it will offer to the public in Israel the following securities:

Up to 100,000 units, each consisting of 800 Debentures (Series A), two Options (Series A) exercisable into Debentures (Series A) and six Warrants (Series 1) exercisable into common shares of Sapiens.

The price of each unit will be determined by a tender to be held on December 10, 2003, subject to a minimum of price of NIS 752 (approximately $170) per unit. The offering is secured by an underwriting commitment. Completion of the offering is subject to certain conditions, including that after the public offering the holdings of the Debentures (Series A) meet the minimum dispersal rules of the Tel Aviv Stock Exchange ("TASE").

The following is a description of the main terms of the securities offered under the prospectus:

The Debentures (Series A) are linked to the US dollar and bear annual interest at the rate of 6.0%, payable on the 5th of June and the 5th of December each year commencing on June 5, 2004. Principal is payable in four installment on the 5th of December of the years 2006-2009. During the period beginning 45 days after the registration of the Debentures (Series A) for trading on TASE and ending December 21, 2009, the Debentures (Series A) are convertible in common shares at a conversion rate of one common share per each NIS 27 (approximately $6.10) amount of the Debentures. The conversion rate is subject to certain adjustments. The Debentures (Series A) are unsecured.

Each Option (Series A) is exercisable into 100 Debentures (Series A) no later than March 3, 2004 for an exercise price of NIS 96 (approximately $21.70).

Each Warrant (Series 1) is exercisable into one common share of the Company during the period beginning 45 days after the registration of the Debentures (Series A) for trading on TASE and ending November 16, 2007 for an exercise price of NIS 27 (approximately $6.10) linked to the US dollar.

Sapiens intends to use the net proceeds from the offering to finance its activities and those of its subsidiaries in accordance with the decisions of its Board of Directors from time to time.

The offering is made to the public in Israel only in accordance with Israeli securities laws. It is not open to persons resident in the United States or to other US persons (other than distributors).

The securities offered have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration under such Act or an applicable exemption from registration.

ABOUT SAPIENS INTERNATIONAL
Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations and other leading companies to adapt quickly to change. Sapiens' modular solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through wholly owned subsidiaries in North America, EMEA and Asia Pacific. The Company has partnerships with market leaders such as IBM and EDS and its clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, Honda, International Paper and Panasonic UK, among others. For more information, please visit www.sapiens.com.

                                       ###




--------------------------------------------------------------------------------
FOR ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

Yuval Hadari                                 Itzick Sharir
Chief Financial Officer                      Chief Executive Officer
Sapiens International                        Sapiens International
Tel: +1-877-554-2426                         Tel: +44-1895-464 265
+972-8-938-2721                              E-mail: itzick.s@sapiens.com
E-mail: yuval.h@sapiens.com
--------------------------------------------------------------------------------

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

                                      # # #

                                    EXHIBIT B

TABLE OF CONTENTS

Information about the Company                                        5
Analysis of Financial Condition and Results                          6
The Issuer's Capitalization                                         16
Description of the Issuer' Common Shares                            18
Legal Proceedings                                                   20
Additional Disclosures                                              21

[TRANSLATED FROM THE HEBREW]


                          INFORMATION ABOUT THE COMPANY

Research and Development

In 2002 the total expenses of the Issuer for research and development ("R&D") were $9.4 million as compared with $11 in 2001 and $14.6 in 2000. The R&D activities of the Issuer are concentrated in three primary areas: (1) continuation of development and improvement of eMerge which constitutes the basis of the Issuer's technology; (2) creation and development of the Issuer's INSIGHT products for the insurance and financial services areas, including but not limited to adaptation of the Issuer's products to various platforms and increasing the connectivity of its products to many types of systems; and (3) support of existing customers, fixing bugs and minor improvements.

Principal Investments in Fixed Assets

The principal investments which the Issuer made in fixed assets during the years 2000 through 2002 and in 2003 to the date of the prospectus were as follows:

              Principal Investments
              in Fixed Assets
Year          (in millions of dollars)           Comment

2000                   3.7                       Primarily for computer hardware
                                                 and software

2001                   0.5

2002                   1.0                       Primarily for Oracle ERP system

2003*                  0.4                       Primarily for computer hardware
                                                 and software

* 2003 data: to the date of the prospectus

                     ANALYSIS OF THE FINANCIAL CONDITION AND
                       RESULTS OF OPERATIONS OF THE ISSUER

The Company's discussion and analysis of its financial condition and result of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with Generally Accepted Accounting Principles in the United States ("US GAAP"). The preparation of these financial statements required the Company to make estimations and judgments, in accordance with US GAAP, that affect the reporting amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to revenue recognition, bad debts, goodwill and other intangible assets, capitalized software development costs, deferred taxes, income taxes and legal contingencies. The Company based its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

PRINCIPAL DATA FROM THE ISSUER'S CONSOLIDATED FINANCIAL STATEMENTS

The following are the principal data from the Issuer's audited consolidated financial statements for the year ended December 31, 2002 and from the Issuer's unaudited financial statements for the period ended June 30, 2003 which have been prepared in accordance with US GAAP. These data should be read in conjunction with the Issuer's unaudited consolidated financial statements for the period ended June 30, 2003 which were furnished to the United States Securities and Exchange Commission (the "SEC") on Form 6-K on September 3, 2003 and to the Israel Securities Authority (the "Securities Authority") on August 5 and September 4, 2003, and together with the unaudited consolidated financial statements of the Issuer for the period ended September 30, 2003 which were furnished to the SEC on Form 6-K on November 6, 2003 and to the Securities Authority on November 3, 2003, and which are incorporated by reference herein as well as in conjunction with the Issuer's audited consolidated financial statements and the notes included therein which were filed with the SEC as part of the Annual Report on Form 20-F on June 27, 2003 and to the Securities Authority on July 3, 2003 and which are incorporated by reference herein.

SUMMARY OF OPERATING RESULTS (IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE DATA)

                                                     For the three months ended                For the six months ended
                                                    6/30/2003            6/30/2002           6/30/2003            6/30/2002
                                                   (Unaudited)          (Unaudited)         (Unaudited)          (Unaudited)
Revenues                                              13,381              16,316              25,437              32,352
Total cost of revenues                                 7,400               8,699              14,801              17,822
                                               -----------------    ----------------    -----------------    -----------------
Gross Profit                                           5,981               7,617              10,636              14,530

Research and development, net                          1,020               1,473               2,421               2,795
Selling, marketing, general and
administrative                                         5,160               5,509              10,567              10,734
                                               -----------------    ----------------    -----------------    -----------------

Operating Income/(Loss)                                 (199)                635              (2,352)               1,001

Financial expenses, net                                 (140)               (191)               (310)               (354)
Other income/(expenses), net (a)                          47                 (20)                383                  (9)
                                               -----------------    ----------------    -----------------    -----------------

Net Income/(Loss) before taxes on income                (292)                424              (2,279)                638
Taxes on income                                           95                 300                  95                 351
                                               -----------------    ----------------    -----------------    -----------------

Net Income/(Loss) for the period                        (387)                124              (2,374)                287
                                               =================    ================    =================    =================

Basic earnings/(loss) per share                  $     (0.04)         $     0.02         $     (0.22)         $     0.04
                                               =================    ================    =================    =================
Diluted earnings/(loss) per share                $     (0.04)         $     0.01         $     (0.22)         $     0.03
                                               =================    ================    =================    =================

Weighted average shares used to compute:

Basic earnings/(loss) per share                       10,693               7,266              10,692               7,249
                                               =================    ================    =================    =================
Diluted earnings/(loss) per share                     10,693               9,427              10,692               9,241
                                               =================    ================    =================    =================

                                                                     YEAR ENDED DECEMBER 31,
                                                               2000             2001            2002
                                                               ----             ----            ----
Revenues                                                      72,744            63,435          64,828
Cost of revenues                                              50,935            42,613          36,110
                                                         ---------------- --------------- ---------------
                   Gross profit                               21,809            20,822          28,718

Research and development, net                                 10,317             5,458           6,017
Selling, marketing, general and administrative, net           46,682            28,725          23,782
Aborted merger costs                                           1,252                --              --
Restructuring costs                                            2,558                --             481
                                                         ---------------- --------------- ---------------
Operating loss                                                39,000            13,361           1,562
Financial income expenses, net                                   632             3,187             971
Other expenses, net                                              403               665           1,173
                                                         ---------------- --------------- ---------------

Loss before taxes on income                                   40,035            17,213           3,706

Taxes on income (benefit)                                     (1,949)              726           1,408
                                                         ---------------- --------------- ---------------
Minority interests in income of a subsidiary                      --                31              39

Net loss                                                      38,086            17,970           5,153

Dividends on preferred shares                                    107                --              --
                                                         ---------------- --------------- ---------------

Net loss to shareholders of common shares                     38,193            17,970           5,153
                                                         ================ =============== ===============

Basic and diluted net earnings loss per share                   8.46             $3.91           $1.03
                                                         ================ =============== ===============

Weighted average number of shares
  used in computing basic and diluted loss per
  share (in thousands)                                         4,511             4,600           4,999

    BALANCE SHEET DATA (IN THOUSANDS OF DOLLARS)

                                                              -------------------------------------------
                                                                                      As at
                                                              As at                   December 30,
                                                              June 30, 2003           2003
                                                              (Unaudited)             (Audited)
                                                              -------------------------------------------

Cash and cash equivalents                                           20,262              22,001
Working capital                                                      7,193               9,615
Total assets                                                        66,433              65,152
Long term debt and other liabilities                                 7,715               7,787
Total stockholders' equity                                          14,054              15,895

THE SIX MONTHS ENDING JUNE 30, 2003 AS COMPARED WITH THE SIX MONTHS ENDING JUNE 30, 2002

REVENUES

Revenues from the sale of products are comprised of sales of eMerge(TM) program licenses, license upgrades, specially designed software products for the insurance industry such as "Policy INSIGHT", "Closed Books INSIGHT" and "Claims INSIGHT", application development, re-engineering computer systems and converting operating systems. These projects are performed either on a fixed price basis or a time and materials basis. Revenues from services primarily include consultants on a time and materials basis and maintenance support.

Total revenues in the six months ending June 30, 2003 declined by 21.4% to $25.4 million, from $32.4 million in the corresponding period last year. Revenues from products in this period declined by 29.6% to $14.6 million, from $20.8 million in the corresponding period last year. Revenues from consultancy and other services in this period declined by 6.6% to $10.8 million, from $11.6 million in the corresponding period last year.

Revenues from the sale of products in the six months ending June 30, 2003 primarily decreased in consequence of the discontinuation of projects during the course of the performance in December 2002, by three of the Issuer's customers - NAG and Prudential in England and NJM in the United States, for these customers' internal considerations. The revenue volume from the projects that were discontinued during the course of the performance was approx. $2.0 million per quarter, and the effect of this contraction is continuing at a decreasing rate per quarter during 2003. The decline in revenues primarily from consultancy and other services primarily derived from the Issuer focusing on activities with higher profit margin and discontinuing activities with low profit margins, primarily in France and Germany, while the revenues from maintenance remained unchanged.

An examination of the revenues from activities according to geographical regions, on the basis of the location of the Issuer's customers, indicates that the principal decline in revenues derived from a decrease in revenues of the subsidiaries in the United Kingdom and the United States. In the first six months ending June 30, 2003 the UK subsidiary's revenues declined by 21.3% to $9.6 million, from $12.1 million in the corresponding period last year. In the first six months ending June 30, 2003 the US subsidiary's revenues declined by 21.0% to $8.4 million, from $10.7 million in the corresponding period last year. The decline in revenues in these regions derives from the effect of the projects that were discontinued, as described above. The French subsidiary's revenues in the first six months ending June 30, 2003 were $1.2 million, a decrease of 26.7%, compared with $1.6 million in the corresponding period last year. The German subsidiary's revenues were $1.3 million, an increase of 3.2%, from $1.26 million in the corresponding period last year. The Israeli subsidiary's revenues in the six months ending June 30, 2003 declined by 12.6% to $2.7 million, from $3.1 million in the corresponding period last year. Revenues of the other small subsidiaries (Switzerland and Japan) were $2.2 million, a decrease of 37.0%, from $3.5 million in the corresponding period last year. The decline in revenues in these countries resulted primarily from prolongation of the periods of time in negotiation processes to close transactions against a background of the general weakness of the economies in these countries.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues is mainly comprised of labor costs of software consultants and engineers, direct overhead of professional services, overhead, amortization of capitalized software development costs and royalties to the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor (the "Chief Scientist"). Cost of service revenues also includes depreciation of fixed assets. Gross profit in the six months ending June 30, 2003 declined by 26.9% to $10.6 million, from $14.5 million in the corresponding period last year. The gross profit margin in this period, which was 41.8%, is 7.0% lower than the gross profit margin in the corresponding period last year, which was 44.9%. The decline in the gross profit margin in the six months ending June 30, 2003 principally derived from a decline in revenues from the sale of products having higher gross margin and also from special expenses amounting to $1.8 million related to a reduction in the Issuer's work force in the cost of revenues, that offset a positive effect of the continued improvement in the efficiency and utilization of the Issuer's professional teams.

Gross profit from product revenues from the sale of products in the six months ending June 30, 2003 decreased by 40.7% to $6.1 million, from $10.4 million in the corresponding period last year. Gross margin from product revenues in the period was 41.9%, representing a decrease of 15.7% as compared with 49.8% in the corresponding period last year. The decline in gross profit and the gross margin from product revenues principally derived from a relatively low rate of revenues from the sale of new licenses and upgrading existing licenses out of the total revenues together with special expenses relating to a reduction of the professional work force as part of planned efficiency measures. Product revenues from the sale of licenses and upgrading existing licenses in the six months ending June 30, 2003 were $2.0 million compared with $6.2 million in the corresponding period last year.

Amortization of capitalized software development expenses for the six months ending June 30, 2003 were unchanged and amounted to $1.4 million, similar to the corresponding period last year.

Royalty expenses to the Chief Scientist, included in the cost of products, declined in the six months ending June 30, 2003 by 75.0% to $0.2 million, from $0.8 million in the corresponding period last year. The decline in royalties to the Chief Scientist in the period under review derived from the decline in revenues from sales and also from an arrangement with the Chief Scientist with regard to a dispute relating to 1977 to 2002, which brought about a decrease in the Issuer's liability.

The salaries and other personnel-related expenses component of the cost of product revenues in the six months ending June 30, 2003 was 82.6%, compared with 76.7% in the corresponding period last year. The increase of 7.6% in the payroll component in the period principally derived from special expenses relating to a reduction of the Issuer's professional work force in the period under review.

Gross profit from consultancy, maintenance and other services in the six months ending June 30, 2003 increased by 7.5% to $4.5 million, from $4.2 million in the corresponding period last year. At the same time, the gross margin from consultancy, maintenance and other services increased by 15.1% to 41.6%, from 36.2% in the corresponding period last year. The improvement in the gross margin derived primarily from continuing efficiency measures by the Issuer, at the center of which is better utilization of manpower resources and an increase in the share of the revenues from consultancy services in which the margin is high as compared with the share of those in which the margin is lower.

RESEARCH AND DEVELOPMENT EXPENSES, NET

Net research and development ("R&D") expenses are mainly comprised of labor costs, depreciation of fixed assets and partial capitalization of expenses, reduced by grants from the Chief Scientist. Net R&D expenses in the six months ending June 30, 2003 declined by 13.4% to $2.4 million, from $2.8 million in the corresponding period last year. The decrease in expenses reflects the Issuer's efforts to make the development activity efficient while reducing work force and salaries on the one hand, while on the other hand accelerating the development of specially-designed products for the insurance industry, such as "Policy INSIGHT" and "Closed Book INSIGHT." Part of the R&D expenses are financed by the Chief Scientist, pursuant to programs entitling the Government to receive royalties on sales of products developed as a result of R&D projects that were supported by the Chief Scientist's grants. In the six months ending June 30, 2003, no development grants were received from the Chief Scientist, as compared with grants of $0.5 million that were received in the corresponding period last year.

In addition, capitalized software development expenses in the six months ending June 30, 2003 increased by 23.1% to $1.7 million, compared with $1.4 million in the corresponding period last year.

SELLING, MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES, NET

Net selling, marketing, administrative and general expenses include salaries and other personnel-related expenses and also commissions and additional costs associated with the Issuer's marketing and sales efforts. Administrative and general expenses also include offices and the maintenance thereof, communications and external consultants and also other expenses. Net selling, marketing, administrative and general expenses in the six months ending June 30, 2003 decreased by a moderate rate of 1.6% to $10.6 million, from $10.7 million in the corresponding period last year. The decrease in net selling, marketing, administrative and general expenses was a result of planned and consistent efficiency measures that were implemented by the Issuer's management. These measures included INTER ALIA a decrease in the work force, salary reductions, reducing office areas, improving procurement terms in all spheres and other changes in the costs structure. At the same time, sales promotion activity and related expenses remained at a level similar to the corresponding period last year in order to support and accelerate the implementation of the Issuer's strategy of penetrating the insurance industry as a targeted market. Marketing and selling expenses in the six months ending June 30, 2003 were $8.1 million, representing a moderate decrease of 2.7% as compared with $8.3 million in the corresponding period last year.

TAXES ON INCOME

Taxes on income in the six months ending June 30, 2003 were $0.1 million, a decrease of 72.9% as compared with tax expenses of $0.4 million in the corresponding period last year.

The decrease in the period under review is primarily a result of an agreement with the Israeli tax authorities described in the next paragraph. The Issuer's entire provision for taxes on income relates to operations in jurisdictions other than the Netherlands Antilles. The effective income tax rate varies from period to period as a result of various jurisdictions in which the Issuer operates and where each has its own taxation system (not only with regard to the nominal tax rate, but also with respect to the allowance of deductions, credits and other benefits). The Issuer records a valuation allowance to reduce its deferred tax assets to the amount that that is more likely than not to be realized. The Issuer does not recognize the majority of the deferred taxes relating to business losses of its subsidiaries world-wide due to the uncertainty of the realization of such tax benefits in the foreseeable future.

In December 2001, Sapiens Technologies (1982) Ltd. ("Technologies"), Sapiens Israel Software Systems Ltd, Sapiens International Corporation N.V. and Sapiens International Corporation B.V. entered into an agreement with the Israeli tax authorities (the "ITA") following a tax audit. In accordance with this agreement's provisions, the Issuer agreed to pay in installments a sum of approximately $1 million in respect of the tax liability for the 1997 to 1999 (inclusive) tax years. The payment of these installments was completed in November 2002. In addition, the agreement provided that the Issuer would have a contingent tax liability to pay an additional amount ("the additional amount"). Payment of the additional amount was contingent on Technologies obtaining certain final approvals from the Investment Center regarding the status of the Approved Enterprise under the Encouragement of Capital Investments Law, 5719-1959. In July 2002, an agreement was reached between Technologies and the ITA according to which the additional amount was determined to be $0.6 million. Payment of these additional amounts was completed in October 2003.

NET INCOME/PROFIT

Net loss in the six months ending June 30, 2003 was $2.4 million, compared with a net profit of $0.3 million in the corresponding period last year. The transition from net profit to loss between the periods primarily reflects the decline in revenues from sales and also the decline in the gross margin, as described above.

THE THREE MONTHS ENDING JUNE 30, 2003 AS COMPARED WITH THE THREE MONTHS ENDING JUNE 30, 2002

REVENUES

Total revenues from sales in the three months ending June 30, 2003 decreased by 18.0% to $13.4 million, from $16.3 million in the corresponding period last year,

Revenues from the sale of products in the said period declined by 21.7% to $8.3 million, from $10.6 million in the corresponding period last year.

Revenues from consultancy and other services decreased in the period by 11.1% to $5.1 million, from $5.7 million in the corresponding period last year.

The major part of the decrease in revenues in the three months ending June 30, 2003, as compared with the corresponding period last year, derived from the decline in revenues from the sale of products. The majority of the decline was the result of a decrease in revenues from three projects that were discontinued by three of the Issuer's customers in December 2002 and which is still affecting the results of operations in the period under review, and also prolongation of the periods of time in negotiation processes with the Issuer's customers due to the general state of the markets, particularly in the insurance industry.

The decrease in revenues from consultancy and other services derived from low revenues from consultancy services, while maintenance services remained stable and unchanged. The decline in consultancy services principally derived from the Issuer concentrating on activities with higher profit margins and discontinuing activities with low profit margins.

An examination of the revenues from activities according to geographical regions, on the basis of the location of the Issuer's customers, indicates a decline in revenues mainly of the subsidiaries in the United Kingdom and the United States. In the three months ending June 30, 2003 the UK subsidiary's revenues declined by 13.1% to $5.2 million, from $6.0 million in the corresponding period last year. In the first three months ending June 30, 2003 the US subsidiary's revenues declined by 9.6% to $4.8 million, from $5.3 million in the corresponding period last year. The decline in revenues in these regions derives from the effect of the projects that were discontinued, as described above, and materially affected the said subsidiaries' revenues. The French subsidiary's revenues in the first three months ending June 30, 2003 were $0.5 million, a decrease of 37.6%, from $0.8 million in the corresponding period last year. The German subsidiary's revenues were $0.6 million, virtually unchanged as compared with the revenues of $0.6 million in the corresponding period last year. The Israeli subsidiary's revenues in the three months ending June 30, 2003 declined by 25.1% to $1.2 million, from $1.6 million in the corresponding period last year. Revenues of the other small subsidiaries (Switzerland and Japan) were $1.0 million, a decrease of 48.2%, from $1.9 million in the corresponding period last year. The decline in revenues in these countries resulted primarily from prolongation of the periods of time in negotiation processes to close transactions against a background of the general weakness of the economies in these countries.

COST OF REVENUES AND GROSS PROFIT

Gross profit in the three months ending June 30, 2003 declined by 21.5% to $6.0 million, from $7.6 million in the corresponding period last year. Gross margin in this period of 44.7%, is 4.3% lower than gross margin in the corresponding period last year, which was 46.7%. The decline in gross margin in the three months ending June 30, 2003 principally derived from a decline in revenues from the sale of products having higher gross margin and also from special expenses amounting to $1.2 million related to the continued reduction in the Issuer's work force that offset a positive effect of the continued improvement in the efficiency and utilization of the Issuer's professional teams, as emerges from the analysis of expenses above.

Goss profit from product revenues in the three months ending June 30, 2003 decreased by 30.7% to $3.7 million, from $5.3 million in the corresponding period last year. Gross profit margin from product revenues in the period was 44.1%, representing a decrease of 11.6% as compared with 49.9% in the corresponding period last year. The decline in gross profit and gross margin from product revenues principally derived from a relatively low rate of revenues from the sale of new licenses and upgrading existing licenses out of the total revenues together with special expenses relating to a reduction in the professional work force as part of planned efficiency measures. Revenues from the sale of new licenses and upgrading existing licenses in the three months ending June 30, 2003 were $1.1 million, a decline of 50% compared with $2.2 million in the corresponding period last year.

The salaries and other personnel-related expenses component of the cost of the revenues from the sale of products in the three months ending June 30, 2003 was 70.7%, compared with 79.9% in the corresponding period last year. The material increase of 11.4% in the payroll component in the period reflects the positive contribution of the efficiency measures and improvement of the utilization of the Issuer's professional teams to gross margin. This improvement contributed to the reduction of the erosion in gross profit and gross margin.

Gross profit from consultancy, maintenance and other services in the three months ending June 30, 2003 was $2.3 million, unchanged from $2.3 million in the corresponding period last year. At the same time, gross margin from consultancy, maintenance and other services increased by 12.1% to 45.7%, compared with 40.7% in the corresponding period last year. The improvement in the gross margin primarily derived from continuing efficiency measures by the Issuer, at the center of which is better utilization of manpower resources and a replacement of consultancy services in which the margin is high as compared with the share of those in which the margin is lower, and also continued improvement and efficient in providing maintenance services.

Depreciation of capitalized software development expenses for the three months ending on June 30, 2003 increased by 20.5% from $0.6 million in the corresponding period last year to $0.7 million and had a moderate effect on the reduction in gross profit.

RESEARCH AND DEVELOPMENT EXPENSES, NET

Net R&D expenses in the three months ending June 30, 2003 declined by 30.6% to $1.0 million, from $1.5 million in the corresponding period last year. The decrease in the net R&D expenses for this period partially reflects the increase in capitalization of software development costs and also the Issuer's efforts to make the development activity efficient while reducing work force and salaries on the one hand, while on the other hand accelerating the development of specially-designed products for the insurance industry, such as "Policy INSIGHT", "Closed Book INSIGHT" and "Claims INSIGHT". Part of the R&D expenses are financed by the Chief Scientist, pursuant to programs entitling the Government to receive royalties on sales of products developed as a result of R&D projects, that were supported by the Chief Scientist. In the three months ending June 30, 2003, no development grants were received from the Chief Scientist, as compared with grants of $0.25 million that were received in the corresponding period last year.

In addition, capitalized software development expenses in the three months ending June 30, 2003 increased by 50.5% to $1.0 million, compared with $0.7 million in the corresponding period last year. The increase in capitalized software costs in the period under review reflects capitalized development costs that were created in a specific project that is being performed for Israel Police for innovative and advanced border control management.

SELLING, MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES, NET

Net selling, marketing, administrative and general expenses in the three months ending June 30, 2003 decreased by 6.4% to $5.2 million, from $5.5 million in the corresponding period last year. The decrease in net selling, marketing, administrative and general expenses was a result of planned and consistent efficiency measures that were implemented by the Issuer's management during 2002 and the six months ending June 30, 2003. These measures included INTER ALIA a decrease in the work force, salary reductions, reducing office areas, improving procurement terms in all spheres and other changes in the costs structure. At the same time, sales promotion activity and related expenses remained at a level similar to the corresponding period last year, this in order to support and accelerate the implementation of the Issuer's strategy of penetrating the insurance industry as a targeted market.

NET INCOME/PROFIT

Net loss in the three months ending June 30, 2003 was $0.4 million, compared with a net profit of $0.1 million in the corresponding period last year. The transition from net profit to loss between the periods primarily reflects the decline in revenues from sales and also the decline in the gross margin, as described above.

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents, marketable securities and short term investments as at June 30, 2003 were $24.6 million, compared with $15.7 million as at June 30, 2002 and $23.7 million as at December 31, 2002.

Net cash used in operations in the six months ending June 30, 2003 amounted to $0.5 million, compared with $2.6 million provided by operations in the corresponding period last year. The change described above reflects more or less the profit and loss results for the period under review, and collection from customers represents a continued improvement in comparison between the periods. The source of financing the cash consumption in operations in the period is primarily the increase in utilization of the Issuer's short term bank credit, which amounted to $13.1 million on June 30, 2003 and $9.1 million on June 30, 2002.

Net cash used for investment activity in the six months ending June 30, 2003 amounted to $4.7 million, compared with $0.6 million cash derived from investment activities in the corresponding period last year.

Net cash derived from financing activities in the six months ending June 30, 2003 amounted to $3.3 million, compared with $3.7 million that was used for financing activities in the corresponding period last year.

In June 2003, the Issuer received approval from its lender banks to extend the period of its existing credit lines in an amount of $24.0 million, of which $16.1 million will be available until March 31, 2004 and $7.9 million until March 31, 2005. In such context, the Issuer undertook to give one of its lender banks a first ranking charge over a monetary deposit that shall not be less than $3 million.

In December 2002, Formula invested an additional sum of $10 million in the Issuer by exercising an existing option to purchase common shares of the Issuer.

In December 2002, the Issuer repaid $3.4 million of convertible debentures that were issued in 1992.

The Issuer's management believes that the available working capital and credit lines will be sufficient to support the Issuer's operating requirements for at least the 12 months from June 30, 2003.

CONTRACTUAL OBLIGATIONS

The following is a summary of the contractual obligations of the Issuer as at December 31, 2002 (in thousands of dollars).

                                     TOTAL       UP TO 1 YEAR       1 TO 3 YEARS     3 TO 5 YEARS     OVER 5 YEARS
                                     -----       ------------       ------------     ------------     ------------
Redeemable shares of a
subsidiary                           11,185             --               11,185            --              --

Convertible debentures                4,205            4,205               --              --              --

Short-term bank credit                1,146            1,146               --              --              --

Short-term bank loans                 3,860            3,860               --              --              --

Long-term bank loans                  7,824              272              7,552            --              --

Capital leasing                         150             --                  150            --              --

Operational leasing                   9,278            2,920              5,008           1,350            --
                                      -----            -----              -----           -----

TOTAL                                37,648           12,403             23,895           1,350            --
                                     ======           ======             ======           =====            ==

TREND INFORMATION

During the past three years, the global insurance industry has been exposed to two material types of occurrences: the first, events such as September 11 and other terrorist incidents as well as great natural disasters (flooding in Germany, for example); and the second, the collapse of the financial and real estate markets. To these were added regulatory changes in various countries. As a result of all these factors, changes are occurring in the insurance and financial services industries which affect the decisions related to investing resources in information technology. These changesmay have a material adverse effect on the short term operating results of the Issuer.

                           THE ISSUER'S CAPITALIZATION

Following is set forth the capital structure of the Issuer - cash and cash equivalents, short term investments, short-term debt including current maturities of long-term debt, the Debentures (Series A), long-term debt, net of current maturities, and shareholders' equity as of June 30, 2003, actually and on the assumption that all of the units offered by means of this prospectus are purchased:(1)

                                                                                  As of September 30, 2003
                                                                              Actual            Assuming all the
                                                                                                offered units are
                                                                                                    purchased
                                                                                  In thousands of dollars
                                                                                         Unaudited

Cash and cash equivalents                                                      18,026                  33,471

Short-term investments                                                          2,159                   2,159

Short term debt, including current maturities
     of long-term debt(2)                                                      10,944                  10,944

The Debentures (Series A)                                                          --                  15,445

Long-term debt, net of current maturities                                       7,601                   7,601

Share capital, 2.3 euro n.v. per share;
     Authorized capital - 20,000,000 shares(3)
     Issued and outstanding capital - 10,993,935 shares(4)                     23,788                  23,788

Treasury shares - 19,297 shares                                               (2,423)                 (2,423)

Shareholders' equity                                                           13,402                  13,402

Total capital of the Issuer                                                    31,947                  47,392

(1) Assuming that all of the units offered by means of this prospectus are purchased for a minimum amount of NIS 752 per unit, in consideration for 94% of the nominal value of the Debentures. The amount to be actually received for each unit has not yet been determined. This amount will be determined by a tender and could reach NIS 784 per unit.

(2)  The obligation of the Issuer as set forth above is guaranteed by charges.

(3) Not including 1,000,000 Preferred Shares (see the chapter "Description of the common shares of the Issuer" on page 6 of the prospectus).

(4)  Including treasury shares

The information in the table above does not include:

     o 1,589,075 options exercisable for up to 1,589,075 common shares of the Issuer, granted pursuant to options plans for employees and service providers of the Issuer, at a weighted average exercise price of $10.63 per share, of which 971,592 are vested and the weighted average exercise price of which is $13.17; in addition, 171,561 options are available for future grant to employees of the Issuer and service providers. The options granted to employees and service providers expire on various dates, the last of which is October 1, 2013. Of the options granted as set forth above, 90,000 options were granted during 2002, at exercise prices ranging between $3.75 and $5.70 per share and exercise periods ending from January 14 2012 until October 29, 2012.

     o Warrants to purchase up to 225,086 common shares of the Issuer which were given to banks, an investment fund and a private investor, at prices as set forth in the following table:

        ----------------------------------------------------------------------------------------------------
                  Warrant holder                No. of shares       Exercise price         Expiry date
                                                                      (dollars)
        ----------------------------------------------------------------------------------------------------

        ----------------------------------------------------------------------------------------------------
        Bank Leumi Leyisrael Ltd.                   35,000                 4.40       April 17, 2004
        ----------------------------------------------------------------------------------------------------
        Tarshish Holdings and Investments
        Poalim Ltd.                                 35,000                 4.40       April 17, 2004
        ----------------------------------------------------------------------------------------------------
        Israel Discount Bank Ltd.                    6,000                 6.90       May 5, 2004
        ----------------------------------------------------------------------------------------------------
        United Mizrahi Bank Ltd.                     5,000                 4.40       May 5, 2004
        ----------------------------------------------------------------------------------------------------
        Capital Ventures International               8,843                21.40       October 14, 2003
        ----------------------------------------------------------------------------------------------------
        Capital Ventures International              17,939                21.40       December 16, 2004
        ----------------------------------------------------------------------------------------------------
        Capital Ventures International              16,842                21.40       January 18, 2005
        ----------------------------------------------------------------------------------------------------
        Capital Ventures International              19,299                21.40       February 2, 2005
        ----------------------------------------------------------------------------------------------------
        Capital Ventures International              46,803                23.75       March 21, 2005
        ----------------------------------------------------------------------------------------------------
        Capital Ventures International              31,360                48.65       August 8, 2005
        ----------------------------------------------------------------------------------------------------
        Gil Tamir                                    3,000                45.00       November 2, 2004
        ----------------------------------------------------------------------------------------------------

     o A put option granted to a group of investors that invested in eZoneXchange.com, Inc. ("eZone") which grants them, upon the fulfillment of certain conditions, the right to have the Issuer purchase part of their shares in eZone in consideration for approximately 364,000 common shares of the Issuer (the value of which shares was determined for the purposes of the [investment] agreement to be $13.75 per share), and in addition, during the period from May 4, 2004 to May 3, 2005, the right to sell to the Issuer all or part of their remaining holdings in eZone in consideration of a cash payment of about $3.7 million and in consideration of common shares of the Issuer of a value of approximately $3.0 million, in the event of realization of all their remaining holdings. The Issuer estimates that in certain circumstances, the investors will have the right to receive about 13 million common shares of the Issuer as a result of the foregoing put option, but this number could change if the market value of the Issuer's common share changes and if certain additional conditions included in the put option are fulfilled. The Issuer has a difference of opinion with the investors concerning the manner of calculating the interest provided for in the agreement. The amount at issue is approximately $1.4 million.

     o An option for Formula to purchase up to 1,204,819 common shares of the Issuer at an exercise price of $4.15 per share, valid until December 25, 2003. The Issuer is considering the possibility of extending the exercise period of Formula's option until the end of June 2004.

                    DESCRIPTION OF THE ISSUER'S COMMON SHARES

The authorized capital of the Issuer as of the date of the prospectus is 48,300,000 euro divided into 20,000,000 common shares, par value 2.3 euro each, and 1,000,000 preferred shares, par value 2.3 each.

The issued and outstanding capital of the issuer as of the date of the prospectus is 25,241,667 euro divided into 10,974,638 common shares, par value
2.3 euro each.*

* Not including 19,297 common shares of the Issuer held by the Issuer. As of June 30, 2003, the nominal value of the shares held by the Issuer as treasury stock was 44,383 euro while their book value was $2.4 million

As of January 1, 2002, the Issuer's outstanding paid-up capital included 4,091,138 common shares of the Issuer, and as of December 31, 2002, the Issuer's outstanding paid-up capital included 10,987,115 common shares of the Issuer (all figures reflect the reverse split which was carried in June 2003). The increase in the number of outstanding shares resulted from issuance of shares to Formula and Yarnfield International Limited ("Yarnfield") and from exercise of options by employees.

Pursuant to the incorporation documents of the Issuer the common shares do not carry with them a preemptive right to buy additional shares not yet issued by the Issuer. The Issuer is authorized from time to time, subject to the approval of the general meeting of its shareholders, to increase its authorized capital. All the shares of issued capital of the Issuer are shares registered in a holder's name.

The holders of common shares of the Issuer are entitled to one vote for each common share on every subject voted on by the shareholders, including the appointment of directors. Holders of common shares of the Issuer are not entitled to any right of cumulate voting when appointing directors. All the common shares have equal rights in the event of liquidation and distribution of dividends. The holders of common shares are entitled to receive dividends from the profits of the Issuer if and when such a dividend is declared and distributed. Such distribution of dividends is to be made unless the general meeting of shareholders decides to reserve all profits. In addition, the Board of Directors of the Issuer has the authority to exercise its discretion and decide to reserve the profits of the Issuer. Profits which have been reserved pursuant to such decision by the Board of Directors will be distributed to the shareholders only if a written recommendation by the board of directors concerning their distribution is submitted to the general meeting of shareholders and the general meeting approves the decision in accordance with the recommendation. Distribution of the profits of the Issuer will be made according to the class of shares. At the time of liquidation of the Issuer, all the assets available for distribution to the holders of common shares of the Issuer will be divided among them in proportion to their holdings of common shares of the Issuer, subject to the preference of any preferred share at the time of liquidation that may be outstanding at that time.

The holders of common shares of the Issuer are entitled to participate in and vote at general meetings, whether in person or by proxies. Pursuant to the Articles of Association of the Issuer, a quorum at a general meeting will exist if there are present shareholders, either in person or by their proxies, together holding not less than half of the shares issued by the Issuer have voting rights. If at the time set for the meeting a quorum is not present, the meeting will be postponed to any later day but not more than two months following the original time, as the Board of Directors shall determine in its notice to the shareholders. If at the postponed meeting a quorum is not present at time set for the postponed meeting, the shareholders present at the meeting, in person or by their proxies, will constitute a quorum. This provision is subject to the provisions for adoption of a resolution at a general meeting regarding the following matters: amending the incorporation documents, liquidation of the Issuer or sale of the assets of the Issuer. A resolution concerning one or more of these matters shall be adopted only by a majority of the shares of the Issuer outstanding and having voting rights, and in the case of a resolution concerning an amendment of the Articles of Incorporation adversely affecting the rights of a class of preferred shareholders, a majority of 66% of the holders of such class of shares is required.

The primary market for trading of the common shares of the Issuer is the Nasdaq National Market, on which the common shares of the Issuer are registered for trade under the symbol "SPNS."

HISTORY OF THE ISSUER'S SHARE CAPITAL

The following is a summary of changes in the Issuer's share capital in the three years preceding the date of this prospectus.

In February 2001, the shareholders of the Issuer approved amendments to the articles of association of the Issuer which, among other things, authorized a new series of preferred shares (the Series F Shares), and granted each holder of Series F Shares 1,500 votes per each Series F Share.

In March 2001, the Issuer issued an aggregate of 10,000 Series F Shares to Formula Systems (1985) Ltd. ("Formula") and Yarnfield International Limited ("Yarnfield") in exchange for $15,000,000 and an option to invest an additional $15,000,000 on the same terms as the initial purchase. These Series F Shares were initially convertible into 2,000,000 common shares.

In April 2001, the Issuer issued 300,000 common shares to Red Coral Holdings, Inc. ("Red Coral"), a related party, for a purchase price $975,000. As part of the share purchase agreement between the Issuer and Red Coral, the Company granted Red Coral a loan in the amount of $975,000 for the purpose of acquiring the common shares.

In November 2002, Formula and Yarnfield converted all their outstanding Series F Shares into common shares at a reduced conversion price of $4.15 per common share and Formula invested an additional $10,000,000 in the Issuer in return for common shares. As a result of this transaction, the Issuer issued Formula a total of 4,819,277 common shares and issued Yarnfield 1,204,819 common shares.

In November 2002, the shareholders of the Issuer approved amendments to the articles of association which, among other things (a) converted the share capital of the Issuer from Dutch guilder to euro, (b) cancelled all authorized Series A and Series F preferred shares, (c) increased the total number of authorized common shares to 20,000,000, (d) converted each issued and outstanding common share into one new euro denominated common share and (e) authorized a series of 1,000,000 preferred shares.

In June 2003, the Issuer carried out a 1 for 5 reverse split of its stock. The shareholders of the Issuer approved amendments to the articles of association to provide that (a) the authorized capital of the Issuer of (euro)48,300,000 would be divided into 20,000,000 common shares (instead of 100,000,000 as was the case previously) and 1,000,000 preferred shares (instead of 5,000,000 previously) and
(b) the par value of all shares would be (euro)2.30 (instead of (euro)0.46 previously).

From time to time during the three years preceding the date of this prospectus, the Company has issued common shares as a result of exercise of options granted to employees.

HISTORICAL SHARE PRICES

Set forth below are the high and low prices for the Issuer's shares on the Nasdaq National Market (the "National Market") on an annual basis for the years 1998 through 2002 and on a quarterly basis for from 2001 through the third quarter of 2003. The information takes into account the reverse split of the Issuer that was carried out in June 2003 (that is, the share price before the reverse split was multiplied by 5):

YEAR                                       HIGH               LOW
                                           ----               ---

1998                                      47.20             16.55
1999                                      86.25             39.40
2000                                     109.40              3.60
2001                                       8.30              2.80
2002                                       6.85              3.00


2001

First Quarter                              8.30              4.20
Second Quarter                             7.45              3.30
Third Quarter                              6.65              2.85
Fourth Quarter                             5.95              2.80

2002

First Quarter                              6.85              4.65
Second Quarter                             6.30              4.30
Third Quarter                              5.75              3.85
Fourth Quarter                             5.10              3.00

2003

First Quarter                              4.25              3.55
Second Quarter                             4.75              3.50
Third Quarter                              4.64              3.30


The table below sets forth the high and low prices for the Issuer's shares on the National Market during the most recent six-month period:

                                           HIGH              LOW

June 2003                                  3.75              3.55
July 2003                                  4.06              3.32
August 2003                                3.98              3.30
September 2003                             4.64              3.37
October 2003                               4.64              4.00
November 2003                              6.01              4.01


                                LEGAL PROCEEDINGS

The Issuer has previously disclosed that in 2000, the Company filed a lawsuit in France against GIE AGF Systems D'Information (hereinafter - "AGF SI"), a customer, regarding an unpaid balance related to a year two thousand project performed during 1998 and 1999. On November 6, 2003, the

Court of Appeals rejected the appeal and counter appeal and ruled that AGF was to pay the Issuer the full amount awarded in the lower court, i.e. $3.8 million [already paid to the Issuer], and in addition was liable for expenses for the proceedings in both courts in the amount of (euro)27,245. AGF has the right to appeal to the Supreme Court within 60 days from the date on which it is served with the judgment of the Court of Appeals.

                             ADDITIONAL DISCLOSURES

THE CHIEF SCIENTIST

A portion of the Issuer's research and development expenses are funded by the Chief Scientist of the Ministry of Industry, Trade and Labor (the "Chief Scientist"), and the Issuer must obtain the approval of the Chief Scientist for an issuance of its securities. On November 26, 2003, the Issuer obtained the approval of the Chief Scientist for the issuance of the Debentures to the extent of $20 million.

Pursuant to the provisions of section 19 of the Encouragement of Industrial Research and Development Law, 5744-1984 (the "Development Law"), knowhow which results from research and development in accordance with an approved plan, and which is not a product which was development in the framework of such plan, and any right resulting from it, may not be transferred to another party outside of Israel. Either the Research Committee of the Industrial Research and Development Administration or a subcommittee may approve the transfer of knowhow to another party in Israel on condition that the obligations of the Development Law and of the approved plan will be binding on the recipient of the knowhow, including the obligation not to transfer the knowhow to another party without the approval of the Research Committee and including the obligation to pay royalties.

The Development Law further provides that a product or any part of it which is developed as a result of the research and development will be manufactured in Israel only, in a proportion that is not less that the extent of manufacturing and the amount of added value in Israel that were included in the declaration of the recipient of the approval concerning the extent of manufacturing and the amount of added value. However, in order to realize the purposes of the Development Law, the Research Committee is authorized, in special circumstances and for reasons that are to be noted, to approve, either during the performance of the plan or after its completion, the transfer of part of the manufacturing rights for the product outside of Israel, in the manner and on the terms it provides.

In a settlement agreement entered into in 2003 between the Issuer and "Tmura" Fund of the Office of the Chief Scientist relating to the years 1997 through 2002, the parties agreed on the amounts that the Issuer was to pay the fund for such years, and that the balance of the agreed debt, which amounted to NIS 11,378,000, would be paid in installments during the years 2003 and 2004.

BANK CREDIT

As a condition for receiving credit from the banks which finance the Issuer's activities - Bank Leumi Leyisrael Ltd., Bank Hapoalim Ltd., Israel Discount Bank Ltd. and United Mizrahi Bank Ltd. - the Issuer undertook, among other things, not to charge or sell its assets to any entity whatever without the advance written consent of the banks, and in addition that the total debts and obligations of the Issuer to the banks will not at any time exceed $26 million, and after deducting cash will not exceed $6 million and will not exceed 70% of the Issuer's accounts receivable. In addition, the Issuer undertook that its quarterly, cumulative earnings before income tax, depreciation and amortization (operating income plus depreciation and amortization) will not be less than $5.15 million in the fourth quarter of 2003 and than $2 million per quarter, beginning with the first quarter of 2004. Among themselves, the banks are entitled to repayment of the Issuer's debts in proportion to the debts of the Issuer to each bank (PARI PASSU). As part of the credit agreements, the Issuer granted the banks warrants to purchase its common shares (see "The Issuer's Capitalization"). The above-mentioned banks consented to the issuance of the Debentures (Series A) offered pursuant to this prospectus.

In the second and third quarters of 2003, the Issuer did not fulfill one of the covenants in the credit agreements. The Issuer received from the lending banks specific written waivers of the covenant which it did not fulfill in the second and third quarters, except from Discount Bank, from which it received a written confirmation regarding the second quarter and an oral assurance that the Issuer would be given a specific written waiver concerning the covenant which it did not fulfill in the third quarter.

                                    EXHIBIT C



                     SAPIENS INTERNATIONAL CORPORATION N.V.



                         CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2003
                                   (Unaudited)

CONTENTS

                                                                          PAGE
                                                                       ---------

CONDENSED INTERIM CONSOLIDATED FINANCIAL
  STATEMENTS (Unaudited)

  Consolidated Balance Sheets                                              24

  Consolidated Statements of Operations                                    25

  Consolidated Statements of Changes in Shareholders' Equity            26 - 27

  Consolidated Statements of Cash Flows                                 28 - 29

  Notes to the Condensed Interim Consolidated Financial                 29 - 32
  Statements

                                  # # # # # # #

                     SAPIENS INTERNATIONAL CORPORATION N.V.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                         In thousands, except share data

                                                                                 JUNE 30,      DECEMBER 31,
                                                                                   2003            2002
                                                                               -----------    -------------
                                                                                (UNAUDITED)
ASSETS
  CURRENT ASSETS:
    Cash and cash equivalents                                                  $    20,262    $      22,001
    Marketable securities and short-term deposits                                    4,330            1,652
    Trade receivables (net of allowance for doubtful accounts of $4,228 and
      $4,001 as of June 30, 2003 and December 31, 2002, respectively)                8,739           10,405
    Other receivables and prepaid expenses                                           7,184            5,842
                                                                               -----------    -------------
         Total current assets                                                       40,515           39,900
                                                                               -----------    -------------

  PROPERTY AND EQUIPMENT, NET                                                        3,318            3,426
                                                                               -----------    -------------

  OTHER ASSETS:
    Capitalized software development costs, net of accumulated amortization of $24,567 and $21,072 as of June 30, 2003 and
      December 31, 2002, respectively                                                9,228            8,170
    Goodwill                                                                         8,621            8,621
    Other, net                                                                       4,751            5,035
                                                                               -----------    -------------
         Total other assets                                                         22,600           21,826
                                                                               -----------    -------------
         Total assets                                                          $    66,433    $      65,152
                                                                               ===========    =============

LIABILITIES AND SHAREHOLDERS' EQUITY
  CURRENT LIABILITIES:
    Short-term bank credit and current maturities of long-term debt            $    13,105    $       9,483
    Trade payables                                                                   2,943            2,578
    Deferred revenues                                                                3,870            3,683
    Other liabilities and accrued expenses                                          13,404           14,541
                                                                               -----------    -------------
         Total current liabilities                                                  33,322           30,285
                                                                               -----------    -------------

  LONG-TERM LIABILITIES:
    Convertible subordinated notes and other long-term liabilities                   7,715            7,787
                                                                               -----------    -------------

  REEDEMABLE SHARES IN A SUBSIDIARY                                                 11,342           11,185
                                                                               -----------    -------------

  COMMITMENTS AND CONTINGENT LIABILITIES

  SHAREHOLDERS' EQUITY:
    Share capital:
      Common shares: Authorized - 20,000,000 of (Euro) 2.30 par value at June
         30, 2003 and December 31, 2002; Issued - 10,993,935
         and 10,987,115 at June 30, 2003 and December 31, 2002,
         respectively; Outstanding - 10,974,638 and 10,967,818 at
         June 30, 2003 and December 31, 2002, respectively                          23,788           23,773
    Additional paid-in capital                                                      82,616           82,648
    Deferred stock compensation                                                        (10)             (21)
    Treasury shares - at cost                                                       (2,423)          (2,423)
    Note receivable from a related party shareholder                                  (975)            (975)
    Accumulated other comprehensive loss                                            (3,281)          (3,820)
    Accumulated deficit                                                            (85,661)         (83,287)
                                                                               -----------    -------------
         Total shareholder's equity                                                 14,054           15,895
                                                                               -----------    -------------

         Total liabilities and shareholders' equity                            $    66,433    $      65,152
                                                                               ===========    =============


     THE ACCOMPANYING NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL
                   STATEMENTS FORM AN INTEGRAL PART THEREOF.

                     SAPIENS INTERNATIONAL CORPORATION N.V.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                       In thousands, except per share data

                                                      FOR THE SIX               FOR THE THREE
                                                      MONTHS ENDED              MONTHS ENDED
                                                -----------------------   ------------------------     FOR THE YEAR
                                                                      JUNE 30                              ENDED
                                                --------------------------------------------------      DECEMBER 31,
                                                   2003         2002          2003         2002             2002
                                                ----------   ----------   ----------    ----------       ----------
                                                                    (UNAUDITED)
                                                --------------------------------------------------
  REVENUES:
    Products                                    $   14,645   $   20,793   $    8,321    $   10,622       $   42,008
    Consulting and other services                   10,792       11,559        5,060         5,694           22,820
                                                ----------   ----------   ----------    ----------       ----------
        Total revenues                              25,437       32,352       13,381        16,316           64,828
                                                ----------   ----------   ----------    ----------       ----------

  COST OF REVENUES:
    Products                                         8,502       10,459        4,651         5,325           22,567
    Consulting and other services                    6,299        7,363        2,749         3,374           13,543
                                                ----------   ----------   ----------    ----------       ----------
        Total cost of revenues                      14,801       17,822        7,400         8,699           36,110
                                                ----------   ----------   ----------    ----------       ----------

        Gross profit                                10,636       14,530        5,981         7,617           28,718
                                                ----------   ----------   ----------    ----------       ----------

  OPERATING EXPENSES:
    Research and development, net                    2,421        2,795        1,020         1,473            6,017
    Selling, marketing, general and
      administrative, net                           10,567       10,734        5,160         5,509           23,782
    Restructuring costs                                  -            -            -             -              481
                                                ----------   ----------   ----------    ----------       ----------
        Total operating expenses                    12,988       13,529        6,180         6,982           30,280
                                                ----------   ----------   ----------    ----------       ----------

        Operating income (loss)                     (2,352)       1,001         (199)          635           (1,562)
  Financial expenses, net                             (310)        (354)        (140)         (191)            (971)
  Other income (expenses), net                         403           43           55            (1)          (1,173)
                                                ----------   ----------   ----------    ----------       ----------
        Income (loss) before taxes on income        (2,259)         690         (284)          443           (3,706)
  Taxes on income                                       95          351           95           300            1,408
                                                ----------   ----------   ----------    ----------       ----------
                                                    (2,354)         339         (379)          143           (5,114)
  Minority interest in earnings of a
    subsidiary                                          20           52            8            19               39
                                                ----------   ----------   ----------    ----------       ----------
        Net income (loss) to shareholders of
         common shares                          $   (2,374)  $      287   $     (387)   $      124       $   (5,153)
                                                ==========   ==========   ==========    ==========       ==========

  Basic net income (loss) per share             $    (0.22)  $     0.04   $    (0.04)   $     0.02       $    (1.03)
                                                ==========   ==========   ==========    ==========       ==========

  Diluted net income (loss) per share           $    (0.22)  $     0.03   $    (0.04)   $     0.01       $    (1.03)
                                                ==========   ==========   ==========    ==========       ==========

  Weighted average number of shares
    used in computing:
      Basic earnings (loss) per share               10,692        7,249       10,693         7,266            4,999
                                                ==========   ==========   ==========    ==========       ==========

      Diluted earnings (loss) per share             10,692        9,241       10,693         9,427            4,999
                                                ==========   ==========   ==========    ==========       ==========

     THE ACCOMPANYING NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL
                   STATEMENTS FORM AN INTEGRAL PART THEREOF.

                     SAPIENS INTERNATIONAL CORPORATION N.V.

                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                  In thousands

                                                                                                                        NOTE
                                                                                                                     RECEIVABLE
                                             CONVERTIBLE               ADDITIONAL                                  FROM A RELATED
                                              PREFERRED     COMMON      PAID-IN     DEFERRED STOCK     TREASURY         PARTY
                                               SHARES       SHARES      CAPITAL      COMPENSATION       SHARES       SHAREHOLDER
                                              --------    ---------    ---------       --------       ---------      ---------
BALANCE AS OF JANUARY 1, 2002 (AUDITED)       $  6,361    $  10,020    $  80,514       $    (68)      $  (2,423)     $    (975)
Total comprehensive loss:
  Net loss                                                        -            -              -               -              -
  Other comprehensive loss:
    Unrealized losses on available-for-sale
      marketable securities, net                                  -            -              -               -              -
    Foreign currency translation adjustments                      -            -              -               -              -

    Other comprehensive loss

    Total comprehensive loss                                      -            -              -               -              -
  Employee stock options exercised                   -          117         (105)             -               -              -
  Amortization expense on re-priced options          -            -            -             47               -              -
  Conversion of Series F Preferred shares and
    exercise of warrants                        (6,361)      13,636        2,725              -
  Payment in respect of acquisition
    adjustment of Syspart                            -            -         (486)             -               -              -
                                              --------    ---------    ---------       --------       ---------      ---------
BALANCE AS OF DECEMBER 31, 2002 (AUDITED)            -       23,773       82,648            (21)         (2,423)          (975)

Total comprehensive loss:
  Net loss (unaudited)
  Other comprehensive loss:
    Unrealized losses on available-for-sale
      marketable securities, net (unaudited)                      -            -              -               -              -
    Foreign currency translation adjustments
      (unaudited)                                                 -            -              -               -              -

    Other comprehensive loss (unaudited)                          -            -              -               -              -

    Total comprehensive loss (unaudited)                          -            -              -               -              -
  Employee stock options exercised                                                                            -              -
    (unaudited)                                                  15           12              -
  Amortization expense on re-priced options
    (unaudited)                                                   -            -             11
  Expenses in connection with the conversion
    of Series F Preferred shares (unaudited)         -            -          (44)             -               -              -
                                              --------    ---------    ---------       --------       ---------      ---------
BALANCE AS OF JUNE 30, 2003 (UNAUDITED)       $      -    $  23,788    $  82,616       $    (10)      $  (2,423)     $    (975)
                                              ========    =========    =========       ========       =========      =========

                                                ACCUMULATED
                                                   OTHER                          TOTAL
                                               COMPREHENSIVE   ACCUMULATED    SHAREHOLDERS'
                                                    LOSS         DEFICIT         EQUITY
                                                ---------      ----------      ----------
BALANCE AS OF JANUARY 1, 2002 (AUDITED)         $  (5,088)     $  (78,134)     $  (10,207)
Total comprehensive loss:
  Net loss                                              -          (5,153)         (5,153)
  Other comprehensive loss:
    Unrealized losses on available-for-sale
      marketable securities, net                        -               -              (5)
    Foreign currency translation adjustments            -               -           1,273
                                                                               ----------
    Other comprehensive loss                                                        1,268
                                                                               ----------
    Total comprehensive loss                        1,268               -           (3885)
  Employee stock options exercised                      -               -              12
  Amortization expense on re-priced options             -               -              47
  Conversion of Series F Preferred shares and
    exercise of warrants                                -               -          10,000
  Payment in respect of acquisition
    adjustment of Syspart                               -               -            (486)
                                                ---------      ----------      ----------
BALANCE AS OF DECEMBER 31, 2002 (AUDITED)          (3,820)        (83,287)         15,895

Total comprehensive loss:
  Net loss (unaudited)                                             (2,374)         (2,374)
  Other comprehensive loss:
    Unrealized losses on available-for-sale
      marketable securities, net (unaudited)            -               -              (1)
    Foreign currency translation adjustments
      (unaudited)                                       -               -             540
                                                                               ----------
    Other comprehensive loss (unaudited)                -               -             539
                                                                               ----------
    Total comprehensive loss (unaudited)              539               -          (1,835)
  Employee stock options exercised
    (unaudited)                                         -               -              27
  Amortization expense on re-priced options
    (unaudited)                                         -               -              11
  Expenses in connection with the conversion
    of Series F Preferred shares (unaudited)            -               -             (44)
                                                ---------      ----------      ----------
BALANCE AS OF JUNE 30, 2003 (UNAUDITED)         $  (3,281)     $  (85,661)     $   14,054
                                                =========      ==========      ==========

     THE ACCOMPANYING NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL
                   STATEMENTS FORM AN INTEGRAL PART THEREOF.

                     SAPIENS INTERNATIONAL CORPORATION N.V.

                                  In thousands

                                                                                      FOR THE SIX   FOR THE YEAR
                                                                                      MONTHS ENDED      ENDED
                                                                                        JUNE 30,     DECEMBER 31,
                                                                                         2003           2002
                                                                                       ---------      ---------
                                                                                      (UNAUDITED)
                                                                                       ---------
       Accumulated unrealized gains from available-for-sale marketable securities      $      18      $      18

                             Accumulated foreign currency translation adjustments         (3,299)        (3,838)
                                                                                       ---------      ---------

                                             Accumulated other comprehensive loss      $  (3,281)     $  (3,820)
                                                                                       =========      =========

     THE ACCOMPANYING NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL
                   STATEMENTS FORM AN INTEGRAL PART THEREOF.

                     SAPIENS INTERNATIONAL CORPORATION N.V.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  In thousands

                                                                                      FOR THE SIX
                                                                                     MONTHS ENDED           FOR THE YEAR
                                                                                        JUNE 30                ENDED
                                                                               ------------------------      DECEMBER 31,
                                                                                  2003          2002            2002
                                                                               ----------   -----------      -----------
                                                                                      (UNAUDITED)
                                                                               ------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                            $   (2,374)  $       287      $    (5,153)
  Adjustments required to reconcile net income (loss) to net cash provided by
     (used in) operating activities:
      Depreciation, amortization and impairment                                     2,281         2,442            4,818
      Gain on marketable securities                                                     -             -                -
      Loss (gain) on disposal of property and equipment                                (5)            -               24
      Amortization expense on re-priced options                                        11            31               47
      Minority interests in earnings of a subsidiary                                   20            52               39
      Gain on payment of convertible subordinated notes                               (50)            -             (409)
      Reduction of taxes on income related to employee stock option exercised           -             -                -
      Accrued interest on redeemable shares in a subsidiary                           157            83              474
      Decrease in trade receivables                                                 2,091            84            8,190
      Decrease (increase) in other receivables and prepaid expenses                (1,046)         (598)             180
      Increase (decrease) in trade payables                                           253          (244)            (960)
      Increase in deferred revenues                                                    52         3,192            1,805
      Decrease in other liabilities and accrued expenses                           (1,941)       (2,881)          (4,509)
      Decrease in deferred income taxes, net                                          100           115              407
                                                                               ----------   -----------      -----------
         Net cash provided by (used in) operating activities                         (451)        2,563            4,953
                                                                               ----------   -----------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property and equipment                                                 (380)         (246)          (1,011)
  Increase in capitalized software development costs                               (1,663)       (1,351)          (2,732)
  Restricted cash                                                                       -         2,500            2,500
  Purchase of marketable securities and short-term deposits                        (2,678)            -           (1,618)
  Proceeds from sale of property and equipment                                          7           120              128
  Payments for acquisition of Syspart                                                   -          (471)            (957)
                                                                               ----------   -----------      -----------
         Net cash provided by (used in) investing activities                       (4,714)          552           (3,690)
                                                                               ----------   -----------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Expenses in connection with the conversion of Series "F" convertible
    Preferred share warrants                                                          (44)            -           10,000
  Proceeds from exercise of options and warrants                                       27             -               12
  Increase (decrease) in short-term bank debt, net                                  3,684        (6,595)         (10,621)
  Payments of convertible subordinated notes                                         (200)            -           (2,316)
  Principal payments of long-term liabilities                                        (136)         (131)            (260)
  Proceeds from short-term bank loans                                                   -         3,000            7,500
                                                                               ----------   -----------      -----------
         Net cash provided by (used in) financing activities                        3,331        (3,726)           4,315
                                                                               ----------   -----------      -----------
  Effect of exchange rate changes on cash and cash equivalents                         95           150              336
                                                                               ----------   -----------      -----------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                               $   (1,739)  $      (461)     $     5,914
CASH AND CASH EQUIVALENTS AT THE BEGINNING
   OF THE PERIOD                                                                   22,001        16,087           16,087
                                                                               ----------   -----------      -----------
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                             $   20,262   $    15,626      $    22,001
                                                                               ==========   ===========      ===========

                     SAPIENS INTERNATIONAL CORPORATION N.V.

                                  In thousands

                                             FOR THE SIX
                                            MONTHS ENDED       FOR THE YEAR
                                              JUNE 30             ENDED
                                        -------------------    DECEMBER 31,
                                         2003         2002         2002
                                        ------      -------      -------
                                            (UNAUDITED)
                                        -------------------

SUPPLEMENTARY CASH FLOW ACTIVITIES:

CASH PAID DURING THE PERIOD FOR:
  Interest                              $  460      $   650      $   820
  Income taxes                          $  545      $   540      $ 1,235




        NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                  In thousands

NOTE 1   -        GENERAL

         The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003. Although the Company believes that the disclosures presented herein are adequate to make the information presented not misleading, it is suggested that these condensed interim consolidated financial statements be read in conjunction with the audited consolidated financial statements and footnotes included in the Company's annual report on Form 20-F for the year ended December 31, 2002.

         The Company derived 28% and 16% of its revenue in the six months ended June 30, 2003 and in the year ended December 31, 2002, respectively, from 2 major customers, as described in Note 5C.

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES

A. The significant accounting policies applied in the preparation of these financial statements are identical to those followed in the preparation of the latest annual financial statements.

                     SAPIENS INTERNATIONAL CORPORATION N.V.

                       In thousands, except per share data

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

B.       RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

         In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"), which addresses significant issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The effect of the adoption of SFAS No. 146 is dependent on the Company's related activities subsequent to the date of adoption.

         In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34" ("FIN No. 45"). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others", which is being superceded.

         The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that ender after December 15, 2002, and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The Company does not expect the adoption of FIN No. 45 to have a material impact on its consolidated results of operations or financial position.

NOTE 3   -        STOCK- BASED EMPLOYEE COMPENSATION

         The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" and the FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation", in accounting for its employee stock option plans. According to APB 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the exercise price.

         The following unaudited pro forma information presents the effect on the consolidated stock-based compensation expense, net income (loss) and income
(loss) per share as if the fair value based method provided under FASB Statement No. 123 had been applied to all outstanding awards in each period.

                     SAPIENS INTERNATIONAL CORPORATION N.V.

                       In thousands, except per share data

                                                        FOR THE SIX               FOR THE THREE
                                                        MONTHS ENDED               MONTHS ENDED
                                                 -------------------------    -----------------------      FOR THE YEAR
                                                                        JUNE 30                                ENDED
                                                 ----------------------------------------------------       DECEMBER 31,
                                                     2003          2002          2003         2002              2002
                                                 -----------   -----------    ----------    ---------       -----------
Net income (loss) as reported                    $    (2,374)  $       287   $      (387)  $      124       $    (5,153)
Stock-based employee compensation
   expense included in reported net
   income (loss)                                           -             -             -            -                 -
Total stock-based employee
  compensation expense determined
  under fair value based method for all
  awards, net of related tax effects                     689         1,468           303          719             2,766
                                                 -----------   -----------    ----------    ---------       -----------
Pro forma net loss                               $    (3,063)  $    (1,181)   $     (690)   $    (595)      $    (7,919)
                                                 ===========   ===========    ==========    =========       ===========

Basic net income (loss) per
  share as reported                              $    (0.22)   $      0.04    $    (0.04)   $    0.02       $     (1.03)
                                                 ===========   ===========    ==========    =========       ===========
Diluted net income (loss) per
  share as reported                              $    (0.22)   $      0.03    $    (0.04)   $    0.01       $     (1.03)
                                                 ===========   ===========    ==========    =========       ===========
Pro forma basic and diluted net
  loss per share                                 $    (0.29)   $     (0.16)   $    (0.06)   $   (0.08)      $     (1.58)
                                                 ===========   ===========    ==========    =========       ===========




NOTE 4  -         EARNINGS PER SHARE

         Basic and diluted net income (loss) per share is presented in conformity with SFAS No. 128, "Earnings Per Share", for all periods presented. Basic and diluted net income (loss) per common share was determined by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share is the same as basic net income (loss) per common share for periods in which the Company reported a net loss for the period, as the effects of the Company's potential additional common shares were antidilutive. Diluted net income per share for periods in which the Company reported net income for the period is computed based on the weighted average number of common shares outstanding during each period, plus potentially dilutive common shares considered outstanding during the period. The weighted average number of common shares outstanding under the treasury method was 2,161 and 1,992 for the three-and six-month periods ended June 30, 2003, respectively.

         The calculation of diluted net loss per share excludes outstanding stock options because their inclusion would be antidilutive. There were approximately 1,623 and 1,581 stock options outstanding as of June 30, 2003 and December 31, 2002, respectively.

Note 5  -         GEOGRAPHIC INFORMATION

 A. The Company operates in a single segment as a provider of software solutions. The following data is presented in accordance with Statement of Financial Accounting Standard No. 131 "Disclosure About Segments of an Enterprise and Related Information" (SFAS No. 131).

                     SAPIENS INTERNATIONAL CORPORATION N.V.

                       In thousands, except per share data


Note 5  -         GEOGRAPHIC INFORMATION (Cont.)

B.   Geographic information:

     The following is a summary of operations within geographic areas based on the end customers' location.

                                          FOR THE SIX               FOR THE THREE
                                         MONTHS ENDED                MONTHS ENDED
                                 --------------------------   --------------------------    FOR THE YEAR
                                                             JUNE 30                            ENDED
                                 -------------------------------------------------------     DECEMBER 31,
                                     2003          2002           2003          2002             2002
                                 ------------  ------------   ------------  ------------     ------------
                                                     (UNAUDITED)
                                 -------------------------------------------------------
1.   Revenues:
       U.K.                      $      9,551  $     12,129   $      5,243  $      6,033     $     25,438
       North America                    8,439        10,681          4,830         5,344           20,272
       France                           1,203         1,642            517           829            3,450
       Germany                          1,303         1,262            590           583            2,653
       Israel                           2,723         3,116          1,212         1,618            5,776
       Other                            2,218         3,522            989         1,909            7,239
                                 ------------  ------------   ------------  ------------     ------------
                                 $     25,437  $     32,352   $     13,381  $     16,316     $     64,828
                                 ============  ============   ============  ============     ============


                                   JUNE 30,       DECEMBER 31,
                                     2003            2002
                                 ------------     -----------
                                  (UNAUDITED)
2.   Long-lived assets:
       France                    $      2,614     $     2,426
       Dutch Antilles                     731             936
       Israel                          11,362          10,213
       Germany                          5,402           4,988
       Other                            2,439           2,816
                                 ------------     -----------
                                 $     22,548     $    21,379
                                 ============     ===========


C. Sales to major customers representing more than 10% of total revenues are as follows:

                                          YEAR ENDED             SIX MONTHS
                                         DECEMBER 31,               ENDED
                                             2002               JUNE 30, 2003
                                       ----------------      -------------------
                                                           %
                                       -----------------------------------------
                                                                 (UNAUDITED)

                    Customer A                   9                        17

                    Customer B                   7                        11


                                  # # # # # #

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





                                     SAPIENS INTERNATIONAL CORPORATION N.V.
                                                  (Registrant)


Date: December 8, 2003                                By: /s/ NORMAN KOTLER
                                                          ----------------------
                                                          Norman Kotler
                                                          General Counsel and
                                                          Corporate Secretary